UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

AIMR Analytics, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

December 6, 2021

Physical Address of Issuer:

333 Sylvan Ave, Ste. 201, Englewood Cliffs, NJ 07632

Website of Issuer:

http://www.advisorcheck.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of seven percent (7%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00).

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the Offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

50,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$50,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$1,235,000

Deadline to reach the Target Offering Amount:

March 26, 2024

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

3

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$108,846	$384,584
Cash & Cash Equivalents	$106,746	$382,484
Accounts Receivable	$0	$0
Short-term Debt	$25,871	$4,244
Long-term Debt	$450,000	$0
Revenues/Sales	$0	$0
***Cost of Goods Sold**	$0	$0
Taxes Paid	$0	$0
Net Income/(Loss)	($920,431)	($490,847)

*Cost of Goods Sold defined as "cost of revenue" in the balance sheet

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands





AIMR Analytics, Inc.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION

OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as **"Investors"** or **"you"**. The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $50,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,235,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Purchase Amount is $250.00, and the Maximum Individual Purchase Amount is $100,000.00. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by March 26, 2024 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary** (as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third-party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/advisorcheck (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled, and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as Exhibit B, in conjunction with the following summary information.

Not Currently Equity Interests

The Securities are not currently equity interests in the Issuer and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Issuer and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties resulting in gross proceeds to the Issuer of not less than $3,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Issuer.

Conversion Upon the First Equity Financing

If the Issuer elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below:

(a) the quotient of $15,000,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 70%.

Such conversion price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Issuer elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Issuer's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Issuer's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security) or a **Change of Control** (as defined below) of the Issuer (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Issuer equal to the Purchase Amount divided by the quotient of (a) $15,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, in which the outstanding voting security holders of the Issuer fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Issuer's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Issuer's board of directors determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Issuer's board of directors.

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Issuer will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Issuer, (ii) a general assignment for the benefit of the Issuer's creditors or (iii) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Issuer of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Issuer. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Issuer's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently with the majority of the voting power of Capital Stock (the "**Nominee Designee**").

The Issuer does not have any voting agreements in place.

The Issuer does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Issuer cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of seven percent (7%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00).

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. Our business currently does not generate any substantial sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations long-term. This may include this Offering as well as subsequent offerings. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees and contractors.

We are dependent on our board of directors, executive officers and key employees and key contractors. These persons may not devote their full time and attention to the matters of the Issuer. The continued development of our business and our products and services is dependent on the knowledge and skill of our board of directors, executive officers, and key employees and key contractors. While it is unlikely that all members of this relatively small group may experience any adverse event that would prevent or restrict them from being able to continue participation in the Issuer's business, it is possible, and it is possible than any one or a few members may experience such events at any given time. The loss of our board of directors, executive officers and key employees and contractors could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face threats of advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business. Growth and acceptance rates for our products and services that are sudden and higher than expected could result in unexpected demand on our information technology systems causing various connectivity and access issues. A consumer experiences such issues may be lost, even if we are able to remedy the issue promptly. If we are unable to remedy these kinds of issues promptly there may be greater adverse impacts on our business and results of operations.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The industry our business is engaged in is regulated at the state, federal and international levels. These regulations change from time to time and could be modified in the future in a way that restricts or hinders our ability to provide our products and services.

The Issuer provides products and services related to securities and financial advisory services (the "Industry"). While the Issuer is not a financial advisor, securities broker, or other financial services professional directly regulated by any federal, state, or international regulation applicable to the Industry, the financial services professionals and information available about them through the Issuer's products and services may be regulated by such laws and rules. Accordingly, the Issuer may be indirectly affected by such laws and rules, and changes to such laws as they affect the Industry. This regulation of the Industry is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with assuring our products and services remain compliant with Industry regulation, to the extent required or advisable to maintain acceptance by the Industry's participants. There can be no assurance that Industry regulations will not change in a manner that restricts our ability to offer our products and services.

Our business is dependent on access to data from sources that we do not control. We are vulnerable to fluctuations in the costs of obtaining data, as well as an inability to assure its completeness or accuracy. We are reliant on third parties to maintain the quality of our products and services.

The Issuer obtains data necessary for the operation of our products and services from various third parties rather than directly sourcing such information. The parties controlling such information may change the terms of access to such information at any time and for any reason. This may result in operational difficulties including, but not limited to, increased costs to procure data, the loss of formerly available data and inability to integrate it into our products and services. In some cases the data obtained from a supplier may not be available from an alternative source. In addition, because we do not control the data we cannot be assured of its completeness or accuracy, and we will have difficulty detecting when information is incomplete or inaccurate prior to its incorporation into our products and services. If the data we rely upon is incomplete or inaccurate we may have to take remedial measures, which may create unexpected costs. Incomplete or inaccurate data may also create negative safety and quality perceptions amongst our consumers, and whether or not justified, could result in additional regulatory scrutiny or actual or threatened legal action. All of these could damage the Issuer's reputation, reduce demand for our products and services, and negatively impact revenues or profitability.

Certain of our agreements with data sources may have fixed licensing costs or purchase commitments that could result in us spending more on procuring data than we are able to generate revenues from the incorporation of such data into our products and services.

The terms of certain license agreements with sources of data incorporated into our products and services may feature fixed licensing fees or licensing fees that require purchase of a minimum amount of data from the source. These types of licensing arrangements may in effect obligate us to purchase data or access to data at costs exceeding the revenues associated with the purchase of the products and services the purchased data is incorporated into, particularly, but not exclusively, if our sales have declined. The payment of licensing fees and costs in excess of our revenues from use of the licensed data would negatively impact our business and results of operations.

We cannot be certain of acceptance in the marketplace by our intended consumers.

The Issuer's products and services represent a new offering in the Industry, Market acceptance for new products and services is subject to a high level of uncertainty. Our success is dependent on our ability to foster and maintain consumer confidence in the safety, quality, and usefulness of our products and services. Personal finance decisions to tend to be highly scrutinized by consumers and frequently involve consumers that exercise great caution and a high degree of care in their decision making. It may take a long time to foster consumer confidence, and there is no guarantee that such consumers will ever develop confidence or readily adopt new products or services. The Issuer has made certain assumptions as to the acceptance of the market for its products and services which, if not met, could substantially impair the sales and profitability of the Company and could have a material adverse impact on cash flow from operations.

We cannot be certain of acceptance in the marketplace by financial professionals.

Some of the Issuer's products and services are to some extent dependent on participation by financial services professionals. There can be no guarantee that these individuals and firms will readily accept our products and services, and interact with them in the manner we intend to achieve the goals of our products and services. Larger institutions and firms in particular, may be slower to accept our products and services and be willing to participate in them. The participation of larger institutions and firms would help us significantly in Industry-wide acceptance as acceptance here means both an influx of a larger number of financial services professionals directly participating in our products and services as well as having a "tastemaker" effect where adoption by larger or more prominent institutions and firms may motivate others to participate as well. Slower acceptance or non-acceptance by these larger institutions and firms may adversely impact our growth.

We are not currently profitable. Our ability to reduce losses and reach profitability is unproven, and we may never achieve or sustain profitability.

The Issuer's current business strategy focuses on creating greater brand awareness and increasing the number of users and members to their business, rather than focusing on maximizing revenue. Accordingly, the Issuer currently generates revenue less than our expenses on a monthly or other basis. We have incurred net losses to date and we cannot state with any certainty when or if we will achieve profitability.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for our products change continually.

Our success is dependent on our ability to predict, identify, and interpret the needs, wants, and habits of consumers and to develop and offer products and services that appeal to consumer preferences. If our products and services are not appealing and unresponsive to the ever-changing preferences of consumers, our sales will decline. We must be able to distinguish between preferences that have long term impact and those that may be "fads" or otherwise of the moment. If do not make these distinctions accurately, or if we do not timely introduce products and services responsive to these preferences, our sales will decline. Our products and services must be consistently updated to remain innovative and useful, anticipatory of consumer needs and acceptance. We must obtain and protect necessary intellectual property rights in our innovations, and avoid infringing on the intellectual property rights of others. Failure to do so could adversely impact our business.

Our advertising and marketing efforts may be costly and may not achieve desired results.

The Issuer is in an early phase of operation and is a new entrant to the field of financial services. As such we must undertake efforts to generate awareness of our operations and promote acceptance of our products and services. We will likely incur significant expense in connection with the advertising and marketing efforts necessary to support these activities. Although we intend to target our advertising and marketing efforts potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we will periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

Our business provides publicly available background information on individuals. There is a risk that these individuals may object to us disclosing this information and file a lawsuit against us.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Our business involves the provision of public information concerning private individuals.

We provide publicly available background information referencing both individuals and business entities. The publication of such publicly available information is subject to a wide range of federal, state, and local laws and regulations as well as various judicial precedents. The law governing this subject matter may change from time to time. Further, even though the information we provide is drawn from publicly available sources, the subjects of such information may take exception to its publication and attempt to take various actions that could disrupt our normal business operations. These include, but are not limited to, lawsuits and attempts to obtain changes in the law that would restrict access to or use of publicly available information.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The Issuer could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C, the Issuer engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit D. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of seven percent (7%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00). The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE (Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Issuer decides to convert the Securities or until there is a change of control or sale of substantially all of the Issuer's assets. The Investor may never directly hold equity in the Issuer.

Investors will not have an ownership claim to the Issuer or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Issuer. Investors will not become equity holders of the Issuer unless the Issuer receives a future round of financing great enough to trigger a conversion and the Issuer elects to convert the Securities. The Issuer is under no obligation to convert the Securities. In certain instances, such as a sale of the Issuer or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Issuer. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Issuer or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Issuer even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Issuer will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Issuer unless otherwise provided for by the Issuer.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Issuer has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

The Issuer may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Issuer may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Issuer's assets or profits and have no voting rights or ability to direct the Issuer or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Issuer has certain equity grants and convertible securities outstanding. Should the Issuer enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Issuer at the time of conversion.

In the event the Issuer decides to exercise the conversion right, the Issuer will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Issuer may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Issuer.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities, and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Issuer does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Issuer does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

The Securities do not provide for the accrual or payment of dividends or interest.

The Issuer intends to retain future earnings, if any, for the foreseeable future, to support its business operations. The Securities do not provide any mechanism for investors to receive payments from future earnings in the form of dividends, payments of interest, or other distributions of the cash flows or earnings of the Issuer, nor do the Securities provide for the accrual of these for payment at any later date.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

AIMR Analytics, Inc. operates a financial advisor due diligence and monitoring platform. Long-term, AIMR Analytics aspires to expand its operations to create a "reimagined" marketplace for investors and financial advisors to connect in a conflict-free environment. The Issuer was originally formed in 2018 as a limited liability company in the State of New Jersey to conduct marketplace research and feasibility assessment. In 2021 the Issuer reorganized as a Delaware corporation.

The Issuer is headquartered in Englewood Cliffs, New Jersey and conducts business online, throughout the United States and internationally.

Business Plan

Our Story
Inspired by the impact of Carfax's Mission to bring "transparency" to the used car industry and the success of forward-thinking and technology-enabled businesses like Carvana to deliver a *safer* and *simpler* used car buying experience for consumers, AIMR was founded to provide the same simple yet disruptive business concept to investors looking to hire a financial advisor and to eventually create a "reimagined" marketplace for investors and advisors to connect in an honest and open community.

AIMR Analytics was established in 2018 by industry thought leaders and experienced C-suite executives to advocate for investors, promote fiduciary standards and create access to financial advice for the 145+ million U.S. investors. *While the first three years were spent on industry and marketplace research, largely funded with sweat equity, the company officially began its product development efforts in November of 2020.*

Our Mission is to bring "transparency and advisor accountability" to the millions of investors looking to weed out "bad actors" and leverage technology and modern sensibilities to deliver outstanding "hiring" experience so that they can benefit from smarter financial decisions. **Our Vision** (how we want to change the world) is to empower investors to embrace their financial journey with confidence. **Our Value** is to create a marketplace where our activities and decisions can contribute to the "change" we seek in the world.

Opportunity

Problem
Approximately 30 million investors contemplate hiring or changing their financial advisors every year.

Unfortunately, every year investors lose tens of billions to <u>fraud</u> and billions more to financial advisor <u>misconduct</u> and <u>questionable competence</u>. According to a 2017 University of Chicago study, 7% of financial advisors have been disciplined for a fraud dispute or some form of misconduct, with 44% of these same advisors being re-employed in the financial services industry within a year. Not surprisingly, <u>about 10 percent of all investors will be victimized by investment fraud at some point.</u>

Investors are also overwhelmed with aggressive sales rhetoric and practice and online marketing duplicity, where sales organizations masquerade as "objective" advisor-investor matchmaking services or conflict-free sources for financial advice when the reality is the exact opposite.

Exacerbating this, the SEC continues to make confounding regulatory changes that confuse investors, adding to the marketplace opacity and complexity for the investors who need to access competent and timely advice.

As a result, investors find themselves playing guessing games and relying on "gut calls" instead of employing evidence-based analytics to make informed advisor selection decisions, leaving themselves vulnerable to the questionable actions of bad actors.

While the world is fast changing, the top-down, heavy-handedness of the financial services industry is still one of the few "legacy" industries beckoning for a transformation. Just as the used car industry found greater success "making it about the consumers," the cable and television industry too evolved from network programming to an "on-demand" model allowing the audience to shape their viewing experience.

Solutions *(It's always about the consumers)*

Our founding thesis underscores the urgency of the remedy needed to empower consumers and usher in "Consumerism (concept of protecting and developing cadence around the interest of the consumers)." The problems identified highlight the need for greater *marketplace transparency*, *advisor accountability*, and *a simpler regulatory framewor*k to strengthen trust between the advisory industry and the consumers.

Our initial solution is ***AdvisorCheck***. It is a comprehensive online financial advisor due diligence, engagement, and monitoring platform. It is FREE for anyone to use. By leveraging our technology and industry know-how, it is designed to help investors search, compare, select, and monitor a financial advisor in a safe and simple user environment. Our premium features and services, ***AdvisorCheck Plus, Advisor360,*** *are scheduled to* be released in the coming months.

Sample screen shot(s):



Market

The ***Total Addressable Market (TAM)*** for this service vertical is the 145+ mm investors in the U.S., or roughly 72 million U.S. households seeking advice from financial advisers. However, the ***Serviceable Addressable Market (SAM)*** is approximately 40+ mm investors who work with a financial advisor.



The ***Serviceable Obtainable Market (SOM)*** today would be all those investors 1) looking to find, re-evaluate, or monitor their advisor and 2) investors searching for a financial advisor for the first time.
Since there has never been a consumer-driven background search and due diligence platform for the financial advisor, the availability of such powerful, user-friendly automation for transparency and clarity will naturally expand both SAM and SOM.
Moreover, while there is no direct empirical evidence to codify the SOM data, we can turn to several circumstantial pieces of evidence to arrive at SOM.
- *Roughly 3.5 million online searches are performed every year for financial advisors*
- *Roughly 10k people retire every day (over 3.6 mm people annually)*

- *During the next 25 years, up to $68 trillion will pass from Baby Boomers to their Gen X and Millennial children; 80% of these heirs will look for a new financial advisor after inheriting their parents' wealth*

<u>B2B (Direct to Advisor)</u>

It was not until May of 2021 that the SEC finally acquiesced to the industry professionals' demands to allow third-party and client testimonials in their marketing activities. This should allow for outside rating services companies to establish market legitimacy and find a meaningful pathway to revenue and profitability.



Revenue Model

AIMR will generate revenue from the following sources:
- Transactional
- Subscription
- Advisor Registration
- Advertising

As the business evolves and matures, however, the dominant sources of revenue are expected to be ***Subscription*** and ***Advisor Registration***. Below are some of the key performance indicators (KPIs) identified to manage towards this outcome are:
- Traffic by channel
- AdvisorCheck run rate
- Advisor 360 run rate
- Transactional to subscription conversion
- Advertising to subscription conversion
- Advisor due diligence questionnaire completion and consent

Competition
AIMR aspires to become one of the most disruptive businesses in the financial services industry since the introduction of discount brokers in the '80s.

B2C
Today, no company, currently known to the Issuer, provides comprehensive background search data and expert-guided automation tools to conduct due diligence on financial advisors.

To obtain information on the financial advisors, investors can do the following:
1. Perform their own online search/investigation
2. Access BrokerCheck.com, a FINRA-supported registration portal for registered representatives and the IARD database for investment advisor representatives
3. Physically visit courts and municipalities for public filing

4. Use <u>lead generation</u> websites to get introduced to financial advisors
5. Use investor-advisor <u>matchmaking</u> services
6. Ask family members or friends
7. Ask their other advisors like accountants, insurance agents, bankers, etc.

All these methods may fall prey to one or more of the following outcomes:
1. Ineffective or incomplete results
2. Inordinate and inefficient use of valuable time
3. Personal burden, as in asking for a favor
4. Unfriendly and technical user interface
5. Conflicted advice
6. Aggressive sales calls

B2B *(currently minimal competition)*

Since the financial services industry historically was prohibited from using third-party endorsements and testimonials in their marketing efforts, there wasn't a need for independent rating services on the financial advisors like there was for mutual funds and investment vehicles.

With the recent adoption of the **Marketing Rules** by the SEC, this prohibition is lifted, and the use of third-party endorsement may become the norm in the industry, thus inviting competition over time.

Why Us?

AIMR was founded by a group of innovative, fiduciary-minded, successful C-suite financial executives with <u>extensive experience</u> advising, building, and investing in startups. The venture is also <u>personal</u> to the founders. It's an opportunity to do "social good" by helping raise "financial literacy" across all segments of our society, especially those most vulnerable to financial fraud and mismanagement, to ensure "everyone" benefits from smart money decisions.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
AdvisorCheck	AdvisorCheck is a FREE background due diligence tool for consumers looking for or evaluating financial advisors to employ.	Business to Consumer (B2C)
AdvisorCheck+	AdvisorCheck+ is a paid product that dives deeper into a financial advisor's information. The focus is on relevant and pertinent personal information like bankruptcies and criminal records.	Business to Consumer (B2C)
Advisor360	Advanced monitoring and diagnostic and verification serices.	Business to Consumer (B2C)

Customer Base

We are averaging ~150k monthly visitors to our site with ~200k page views.

Intellectual Property

Domain Portfolio:

- advisorcheck.com
- advisorchecks.com
- aimr360.com
- aimranalytics.com
- aimrnow.com
- aimrverified.com

All other intellectual property is in the form of trade secrets, website content and records, business methods, and know-how, and is protected through intellectual property assignment and confidentiality agreements with the Issuer's employees, advisors, consultants, and contractors. None of the Issuer's intellectual property is owned by a related person.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	24.00%	$12,000	7.00%	$86,450
Technology/Product Development (Continue product improvements, launch planned new offerings, update member/advisor dashboards, and refresh UI/UX.)	40.00%	$20,000	45.00%	$555,750
Marketing & Sales (Drive brand awareness, strategic partnerships, joint ventures, website usage, and memberships.)	36.00%	$18,000	35.00%	$432,250
SG&A	0.00%	$0	13.00%	$160,550
Total	**100.00%**	**$50,000**	**100.00%**	**$1,235,000**

Use of Proceeds	% of Proceeds if Funding Goal Amount Raised	Amount if Funding Goal Amount Raised
Intermediary Fees	7.00%	$52,500
Technology/Product Development (Continue product improvements, launch planned new offerings, update member/advisor dashboards, and refresh UI/UX.)	45.00%	$337,500
Marketing & Sales (Drive brand awareness, strategic partnerships, joint ventures, website usage, and memberships.)	35.00%	$262,500
SG&A	13.00%	$97,500
Total	**100.00%**	**$750,000**

Funding Goal Rationale

Capital is required to continue to build out our capabilities and to make improvements. However, the most important use of the funds is to create meaningful revenue verticals and that requires considerable marketing and development dollars.

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

The net proceeds of this Offering will be used to buildout revenue verticals, develop a mobile application, help establish strategic alliances and initiatives, recruit talent and develop marketing and sales infrastructure and culture.

If the Offering's net proceeds match the Funding Goal Amount, the categorical breakdown of use of funds are as follows:



DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Adriel Tam	Chief Executive Officer; Director, Board of Directors	Jan. 2023-Present CEO, AIMR Analytics, Inc. – Mr. Tam is responsible for implementing the strategic vision of the company and overseeing all growth initiatives. Jun. 2021-Nov.2022 Strategic Advisor Edelman Financial Advisors – In this role Mr. Tam helped facilitate the sale of Veridian to Edelman. 2009 – Jun.2021 CEO Veridian Advisors – Mr. Tam was responsible for overseeing substantially all aspects of operating the Company that he co-founded.	BA –Business with a concentration in Information Systems- Seattle Pacific University 1998
Dan Hattori	Chief Operating Officer	Dec.2021-Present Chief Operating Officer, AIMR Analytics, Inc. – Mr. Hattori is responsible for substantially all aspects of the company's operations. Apr.2012--Dec 2021 Managing Partner Piko Street Kitchen – Mr. Hattori was responsible for developing the concept and managing substantially all aspects of the business side of the company.	MBA- Depaul University 1999 BS - Finance – DePaul University 1987
KJ Kim	Chief Development Officer	Nov. 2020-Present Chief Development Officer, AIMR Analytics, Inc. - Mr. Kim oversees a multinational development team and is responsible for strategically developing products that can provide value driven solutions.	BS - Operations Research with financial engineering emphasis – Cornell University 1997
Rob McGrath	Chairman, Board of Directors	Jan. 2023 – Present Ironlight – Co-Founder and CEO – Mr. McGrath leads the company's strategic and growth initiatives. 2021-Present, Director, AIMR Analytics, Inc. Manage the business and affairs of the corporation and exercise or direct the exercise of corporate power in	BS – Accounting Manhattan College 1986

		conjunction with the other directors of the corporation. Jul. 2016-Present ZiqIQ – Founder and CEO – Mr. McGrath provides strategic advice to disruptive startups and FinTech companies.	
Steven Park	Director, Board of Directors	2017-Present Executive and Partner Alexandria Capital, a Hightower company – Mr. Park is a member of the Executive Board that oversees the firm's strategic activities. 2021-Present, Director, AIMR Analytics, Inc. Manage the business and affairs of the corporation and exercise or direct the exercise of corporate power in conjunction with the other directors of the corporation.	Masters in Accounting-NYU 1996 MBA-Fordham University 1992 BA – Economics – University of Michigan 1987
Peter Skae	Director, Board of Directors	1998-Present CEO & President Skae Power Solutions – Mr.Skae oversees substantially all aspects of the company that he founded and that he has helped grow into a leader in Data Centers and Critical Systems. 2021-Present, Director, AIMR Analytics, Inc. Manage the business and affairs of the corporation and exercise or direct the exercise of corporate power in conjunction with the other directors of the corporation.	BS – Electrical Engineering – Manhattan College 1993
Lawrence Bates	Director, Board of Directors	2011 – 2020 – Apollo Global Management LLC. Mr. Bates served as an operating partner managing portfolio companies. 2021-Present, Director, AIMR Analytics, Inc. Manage the business and affairs of the corporation and exercise or direct the exercise of corporate power in conjunction with the other directors of the corporation. 2021 – Present	BS – Corporate Finance - Pace University 1992

		Consultant – Mr. Bates is a consultant to portfolio and private equity companies. He partners with senior management to identify and drive execution of value creation ideas.	
Augustine Hong	Director, Board of Directors	2017-Present Managing Director and Partner Alexandria Capital, a Hightower company. - Mr. Hong is responsible for spearheading and overseeing major organizational and strategic initiatives for the firm. 2018-Present, Director, AIMR Analytics, Inc. Manage the business and affairs of the corporation and exercise or direct the exercise of corporate power in conjunction with the other directors of the corporation. Prior to Issuer's Delaware reorganization, Mr. Hong was manager of Issuer in its New Jersey LLC form.	Advanced Management Program (AMP) - Wharton School, University of Pennsylvania 2019 BS – Management Binghamton University 1991

Indemnification

Indemnification is authorized by the Issuer to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to have acted in bad faith, against the best interests of the Issuer, or had reasonable cause to believe their conduct was criminally unlawful, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer authorized 10,990,044 shares of Class A Common Stock and 9,009,056 shares of Class B Common Stock with a par value of $0.0001 per share (the "**Common Stock**"). There are 6,907,522 shares of Class A Common Stock currently outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Issuer's outstanding capital stock consists of:

Type	Common Stock Class A
Amount Outstanding	6,907,522
Par Value Per Share	.0001
Voting Rights	30 votes per Class A share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	67.14%* * The percentage interest here assumes the conversion of all convertible securities. For purposes of determining the percentage interest of any convertible securities, a priced round of $10,000,000 is used as a hypothetical example. It should be noted that the interests acquired in any such priced round would further dilute ownership overall and would be likely to impact the actual percentages.

Type	Common Stock Class B
Amount Outstanding	0
Par Value Per Share	.0001
Voting Rights	1 vote per Class B share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0%* * The percentage interest here assumes the conversion of all convertible securities. For purposes of determining the percentage interest of any convertible securities, a priced round of $10,000,000 is used as a hypothetical example. It should be noted that the interests acquired in any such priced round would further dilute ownership overall and would be likely to impact the actual percentages.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has the following additional securities outstanding:

Type	SAFE
Face Value	$450,000
Voting Rights	None
Anti-Dilution Rights	yes
Material Terms	75% Discount Rate with $10,000,000 Valuation Cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If these SAFEs convert to shares of the Company's common stock, they will dilute the existing shareholders' ownership as well as the ownership of holders of the Security issued pursuant to Regulation CF as dilution is a reduction in the percentage of a stock caused by the issuance of new stock.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.90%

Type	SAFE
Face Value	$1,100,000
Voting Rights	None
Anti-Dilution Rights	yes
Material Terms	70% Discount Rate with $10,000,000 Valuation Cap.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If these SAFEs convert to shares of the Company's common stock, they will dilute the existing shareholders' ownership as well as the ownership of holders of the Security issued pursuant to Regulation CF as dilution is a reduction in the percentage of a stock caused by the issuance of new stock.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	9.52%

Type	Shadow Units issued pursuant to Issuer Shadow Equity Incentive Plan (phantom stock)
Amount Outstanding	360,616 Units
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Shadow Units have been and may continue to be provided to key employees and service providers under Rule 701 pursuant to the Issuer's Shadow Equity Incentive Plan and Grant Agreements issued pursuant to the Plan. The Plan and Agreement provides the grantee with Shadow Units, which entitle the grantee to a bonus equal to the fair market value (as defined in the grant agreement) of one share of the Issuer's Class A Common Stock. Shadow Units are subject to vesting and bonus payment is subject to the occurrence of payment events described in the Grant Agreement.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Shadow Units are phantom stock payable in cash in the form of a bonus, and as such may limit the amount the amount of cash available to shareholders for distribution, including Investors in this Security following any conversion of the Security to common stock, if any such conversion occurs. The Issuer may issue additional Shadow Units at a later date. Though Shadow Units are a liability as deferred compensation mechanism for balance sheet purposes, the Issuer treats Shadow Units as if they are equity for the percentage ownership calculation, i.e. if they had been converted and dilute the cash flows payable to equity owners.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.51%

Type	Shadow Units (phantom stock)
Amount Outstanding	1,286,510
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Shadow Units have been and may continue to be provided to key employees and service providers under exemptions other than Rule 701. The Plan and Agreement provides the grantee with Shadow Units, which entitle the grantee to a bonus equal to the fair market value (as defined in the grant agreement) of one share of the Issuer's Class A Common Stock. Shadow Units are subject to vesting and bonus payment is subject to the occurrence of payment events described in the Grant Agreement.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Shadow Units are phantom stock payable in cash in the form of a bonus, and as such may limit the amount the amount of cash available to shareholders for distribution, including Investors in this Security following any conversion of the Security to common stock, if any such conversion occurs. The Issuer may issue additional Shadow Units at a later date. Though Shadow Units are a liability as deferred compensation mechanism for balance sheet purposes, the Issuer treats Shadow Units as if they are equity for the percentage ownership calculation, i.e. if they had been converted and dilute the cash flows payable to equity owners.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	12.50%

Outstanding Debt

As of the date of this Form C, the Issuer has NO debt outstanding:

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Augustine Hong & Susan Lee-Hong	2,528,868 shares of Class A Common Stock	36.61%
Steven Park	1,434,118 shares of Class A Common Stock	20.76%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of November 30, 2023, the Issuer had an aggregate of $157,502.31 in cash and cash equivalents, leaving the Issuer with approximately 3 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any). As of the date of the Offering the line of credit has not been drawn on. Drawing funds from the line of credit, if deemed reasonable and necessary by the Issuer's Board of Directors, would provide an additional 4 months of runway by supplementing Issuer's cash and cash equivalents. The Board of Directors, in its sole discretion, may determine to commence drawing from the line of credit at any time whether before or after the complete use of the Issuer's cash and cash equivalents. Such draws, if made, will incur interest expense.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering, the Issuer intends to concurrently undertake to raise up to $6,000,000 pursuant to Rule 506(c) of Regulation D) by offering to sell up to $6,000,000 in securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering (the "Concurrent Offering").

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

None

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Common Stock	$910,000	6,063,236	Technology and Product Development, Legal Fees, and General Working Capital	1/14/2018, 12/8/2020, 7/27/2021, 8/5/2021, 12/20/2021, 12/27/2021, 5/8/2023	Section 4(a)(2)
Class A Common Stock Issued to Key Advisors and Service Providers	$0	844,286	N/A	12/8/2020, 1/1/2021, 1/23/2021, 6/25/2021, 9/1/2021, 11/8/2021, 5/8/2023	Section 4(a)(2)
Shadow Units Issued to Key Employees Pursuant to Shadow Equity Incentive Plan	$0	360,616	N/A	1/2/2023	Rule 701
Shadow Units Issued to Key Advisors and Service Providers	$0	1,286,510	N/A	4/1/2022, 11/28/2022, 1/1/2023, 5/8/2023, 8/15/2023, 9/15/2023	Section 4(a)(2)
SAFE	$450,000	TBD	Technology and Product Development	6/2/2022, 8/23/2022, 8/25/2023, 10/10/2022, 10/14/2022	Section 4(a)(2)
SAFE	$400,000	TBD	Technology and Product Development	1/15/2023	Rule 147A
SAFE	$700,000	TBD	Technology and Product Development & Marketing	8/15/2023, 9/27/2023, 9/28/2023	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

Investor	Related Party	Relationship	Investment Amount	Transaction
Augustine Hong	Self	Board Member	600,000	SAFE purchase
Robert McGrath	Self	Board Member	150,000	SAFE purchase
Steven Park	Self	Board Member	100,000	SAFE purchase
Jonathan Trutter	Self	Board Member	100,000	SAFE purchase
Peter Skae	Self	Board Member	250,000	SAFE purchase
Ken McGrath	Robert McGrath	Family	50,000	SAFE purchase

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER

THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at advisorcheck.com.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

AIMR Analytics, Inc.
(Issuer)

By:

/s/ Adriel Tam
(Signature)

Adriel Tam
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Peter Skae
(Signature)

Peter Skae
(Name)

Director
(Title)

December 27, 2023
(Date)

/s/ C. Steven Park
(Signature)

C. Steven Park
(Name)

Director
(Title)

December 27, 2023
(Date)

/s/ Augustine S.C. Hong
_____
(Signature)

Augustine S.C. Hong
_____
(Name)

Director
_____
(Title)

December 27, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements



AIMR Analytics, Inc. (the "Company") a Delaware Corporation

Years ended December 31, 2022 and 2021

Financial Statements (unaudited) and
Independent Accountant's Review Report



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
AIMR Analytics, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2021 and the related statements of operations, statement of changes in shareholder and members' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
November 17, 2023

Vincenzo Mongio

Statement of Financial Position

| | As of December 31, | |
	2022	2021
ASSETS		
Current Assets		
Cash and Cash Equivalents	106,746	382,484
Total Current Assets	106,746	382,484
Non-current Assets		
Security Deposits	2,100	2,100
Total Non-Current Assets	2,100	2,100
TOTAL ASSETS	108,846	384,584
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	25,871	4,244
Total Current Liabilities	25,871	4,244
Long-term Liabilities		
Future Equity Obligations (SAFE Notes)	450,000	-
Total Long-Term Liabilities	450,000	-
TOTAL LIABILITIES	475,871	4,244
EQUITY		
Members' Capital	-	1,011,600
Deferred Equity-Based Compensation	-	(73,067)
Class A Common Stock	541	
Additional Paid in Capital	1,111,059	-
Accumulated Deficit	(1,478,625)	(558,194)
Total Equity	(367,025)	380,340
TOTAL LIABILITIES AND EQUITY	108,846	384,584

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	84,179	9,296
General and Administrative	446,403	262,439
Software Development	372,989	207,563
Rent and Lease	14,835	11,550
Total Operating Expenses	918,406	490,847
Operating Income (loss)	(918,406)	(490,847)
Other Expense		
Interest Expense	-	-
Other	2,025	-
Total Other Expense	2,025	-
Earnings Before Income Taxes	(920,431)	(490,847)
Provision for Income Tax Expense/(Benefit)		
Net Income (loss)	(920,431)	(490,847)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(920,431)	(490,847)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	21,626	4,224
Deferred Equity-Based Compensation	73,067	67,200
Security Deposit	-	(2,100)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	94,693	69,324
Net Cash provided by (used in) Operating Activities	(825,738)	(421,523)
FINANCING ACTIVITIES		
Capital Contributions	-	800,000
Issuance of Class A Common Stock	100,000	-
Future Equity Obligations (SAFE Notes)	450,000	-
Net Cash provided by (used in) Financing Activities	550,000	800,000
Cash at the beginning of period	382,484	4,007
Net Cash increase (decrease) for period	(275,738)	378,477
Cash at end of period	106,746	382,484

Statement of Changes in Shareholder Equity

	Members' Capital	Class A Common Stock		Class B Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount			
Beginning Balance at 1/1/2021	194,000	-	-	-	-	-	(67,346)	126,654
Capital Contributions	800,000	-	-	-	-	-	-	800,000
Equity-Based Compensation	17,600	-	-	-	-	-	-	17,600
Deferred Equity-Based Compensation	(73,067)	-	-	-	-	-	-	(73,067)
Net Income (Loss)	-	-	-	-	-	-	(490,847)	(490,847)
Ending Balance 12/31/2021	938,533	-	-	-	-	-	(558,194)	380,340
Issuance of Class A Common Stock	-	5,407,522	541	-	-	1,111,059	-	1,111,600
Conversion from LLC to C Corp	(938,533)	-	-	-	-	-	-	(938,533)
Net Income (Loss)	-	-	-	-	-	-	(920,431)	(920,431)
Ending Balance 12/31/2022	-	5,407,522	541	-	-	1,111,059	(1,478,625)	(367,025)

AIMR Analytics, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

AIMR Analytics, Inc. ("the Company") was originally formed in New Jersey on January 14th, 2018 as a Limited Liability Company prior to its conversion to a Delaware Limited liability Company on December 6th, 2021. Lastly, the Company converted to a Delaware Corporation on March 8th, 2022. The Company plans to earn revenue from both its B2B and B2C platforms providing data and analytics to consumers and the wealth management industry. The Company has offices in NJ and CA. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

Please see "Note 6" regarding the Company's Equity-Based Compensation expense involving Restricted Membership Units.

In 2022, the Company established a Shadow Equity Incentive Plan ("the Plan") for the purposes of attracting and retaining key personnel. The value per Shadow Unit is indexed to the fair market value of the Company's Class A Common Stock at the time of a Payment Event. Such an event shall occur upon the earliest of (i) a change of control event, (ii) a sale of all the Company's assets, and (iii) a recipient's termination of employment or engagement with the Company, but not including a voluntary resignation of a termination for cause. No recipient shall be entitled to a cash payment upon his/her Shadow Units until the units have fully vested upon the earlier of (i) the third anniversary of the grant date, (ii) a change of control event, and (iii) a sale of all the Company's assets. In 2022, the Company granted a total of 280,000 Shadow Units.

The Company accounts for its phantom stock units in accordance with ASC 718, "Compensation - Stock Compensation". Phantom stock units represent a form of equity compensation granted to employees, mirroring the value of the Company's common stock without actual ownership. Under ASC 718, the fair value of the phantom stock units is determined at the grant date, and the related compensation cost is recognized ratably over the requisite service period of the employees.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates $56,974 tax effected of December 31st, 2022. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

In 2021, the Company was a pass-through entity therefore any income tax expense or benefit is the responsibility of the Company's owners. As such, no provision for income tax is recognized on the Statement of Operations as of December 31, 2021.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2020, an immediate family member of one of the Company's founders contributed capital in the amount of $100,000. This contribution subsequently resulted in the issuance of 312,600 shares of Class A Common Stock following the Company's conversion in 2022 (please see "Note 6" for further details).

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

In January 2021, the Company entered into a Lease Agreement for approximately 625 square feet of office space for an initial term of 12 months beginning February 1, 2021, and terminating on January 31, 2022. The Lease Agreement calls for monthly lease payments of $1,050. In December 2022, the Company extended this Lease Agreement for an additional term that terminates on January 31, 2024, keeping the same monthly lease payments of $1,050. Future minimum payments as of December 31, 2022 are as follows:

Year Ending December 31,	Payment
2023	12,600
2024	1,050
2025	-
2026	-
2027	-
Thereafter	-

NOTE 5 – LIABILITIES AND DEBT

Simple Agreements for Future Equity (SAFE) - During the period ending December 31, 2022, the Company entered into numerous SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest.

Upon the occurrence of an equity financing event, the agreements provide the right of the investor to future equity in the form of Class B Common Stock in an amount equal to the SAFE Purchase Price divided by the price-per-share of Class B Common Stock sold during the financing event multiplied by the Discount Rate of 75%. Alternatively, upon the occurrence of a liquidity event, the agreements provide the right of the investor to receive a portion of the proceeds equal to the greater of (i) the SAFE Purchase Price, and (ii) the amount payable on the number of shares of Common Stock equal to the SAFE Purchase Price divided by the price-per-share equal to the fair market value of Common Stock at the time of the liquidity event multiplied by the Discount Rate of 75%. Furthermore, if the Company pays dividends on outstanding shares of Common Stock, other than dividends payable in shares of Common Stock, then the investor is entitled to receive an amount equal to the dividend amount multiplied by the quotient of (x) the SAFE Purchase Price divided by (y) price-per-share equal to the fair market value of Common Stock at the time of the dividend multiplied by the Discount Rate of 75%. No such events have occurred as of the date of these financials.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
SAFE Notes	450,000	N/A	N/A	-	450,000	450,000	-
Total				**-**	**450,000**	**450,000**	**-**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	-
2024	-
2025	-
2026	-
2027	-
Thereafter	-

*The SAFE Notes mature during a qualified equity financing or change of control event which can occur in any year.

NOTE 6 – EQUITY

In 2021, the Company was a multi-member LLC with two classes of ownership interest: Class A and Class B Membership Units. Both were entitled to one vote per membership unit and profits and losses were allocated to members in accordance with the Operating Agreement.

Throughout 2021 and 2020, the Company granted Restricted Class B Membership Units to certain advisors and a founder in exchange for services. These units were subject to a Repurchase Option that was scheduled to fully vest following a 3-year cliff. The fair market value of these units was determined by management to be $0.32 per unit at the time of issuance for a total equity-based compensation expense of $201,600 to be incurred over the 3-year vesting period. The Company incurred an equity-based compensation expense of $67,200 and $61,333 as of December 31, 2021 and 2020, respectively. Upon the Company's conversion in 2022, the Restricted Units fully vested and the remaining deferred equity-based compensation expense of $73,067 was recognized.

In 2022, the Company authorized 10,990,044 shares of Class A Common Stock with a par value of $0.0001 per share. A total of 5,407,522 shares were issued and outstanding as of December 31, 2022.

Voting: Class A Common Shareholders are entitled to 30 votes per share.

Dividends: Class A Common Shareholders are entitled to receive dividends when and if declared by the Board of Directors.

In 2022, the Company has authorized 9,009,056 shares of Class B Common Stock with a par value of $0.0001 per share. No such shares were issued and outstanding as of December 31, 2022.

Voting: Class B Common Shareholders have 1 vote per share.

Dividends: Class B Common Shareholders are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 17, 2023, the date these financial statements were available to be issued.

The Company's Board of Directors agreed to create a $1.1M backstop plan to award existing shareholders and SAFE Noteholders willing to make additional investments into the Company through the SAFE agreements outlined below in exchange for an additional 1,500,000 shares of Class A Common Stock.

In January, August, and September 2023, the Company entered into additional SAFE agreements with total proceeds of $1,100,000. The SAFE agreements have no maturity date and bear no interest. Upon the occurrence of an equity financing event, the agreements provide the right of the investor to future equity in the form of the same series of Preferred Stock sold during the financing event in an amount equal to the SAFE Purchase Price divided by either (i) the price-per-share equal to the Valuation Cap of $10M divided by the Company's capitalization subject to conversions and exclusions in accordance with the SAFE agreements, or (ii) the lowest price-per-share of Preferred Stock sold during the financing event multiplied by the Discount Rate of 70%, whichever results in the greater number of shares. Alternatively, upon the occurrence of a liquidity event, the agreements provide the right of the investor to receive a portion of the proceeds equal to the greater of (i) the SAFE Purchase Price, and (ii) the amount payable on the number of shares of Common Stock equal to the SAFE Purchase Price divided by the price-per-share equal to the fair market value of Common Stock at the time of the liquidity event multiplied by the Discount Rate of 70%. Furthermore, if the Company pays dividends on outstanding shares of Common Stock, other than dividends payable in shares of Common Stock, then the investor is entitled to receive an amount equal to the dividend amount multiplied by the quotient of (x) the SAFE Purchase Price divided by (y) price-per-share equal to the fair market value of Common Stock at the time of the dividend multiplied by the Discount Rate of 70%.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, and has experienced negative cash flows from operating activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUER RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

AIMR Analytics, Inc.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2023

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2023 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], AIMR Analytics, Inc., a Delaware corporation (the "**Issuer**"), hereby issues to the Investor the right to certain shares of the Issuer's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 30%.

The "**Valuation Cap**" is $15,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the First Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii)   If the Issuer elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event before the termination of this instrument but after one or more Equity Financings have occurred, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Issuer) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Issuer's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Issuer's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Issuer's board of directors.

(c)   **Dissolution Event**.   If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Issuer will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**.   This instrument will terminate (without relieving the Issuer or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to <u>Section 1(a)</u> or <u>Section 1(b)</u>; or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to <u>Section 1(b)</u> or <u>Section 1(c)</u>.

2. *Definitions*

"**Capital Stock**" means the capital stock of the Issuer, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Issuer having the right to vote for the election of members of the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, other than a transaction or series of related transactions in which the holders of the voting securities of the Issuer outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Issuer or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Issuer.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Issuer's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties following the date of this instrument from which the Issuer receives gross proceeds of not less than $3,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Issuer to any director, officer, employee, advisor or consultant of the Issuer in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Issuer, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible

Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Issuer's existing equity incentive plans, (ii) convertible promissory notes issued by the Issuer, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Issuer's IPO, and ending on the date specified by the Issuer and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Issuer or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Issuer.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Issuer for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. Issuer Representations

(a)   The Issuer is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Issuer of this instrument is within the power of the Issuer and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Issuer. This instrument constitutes a legal, valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Issuer, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Issuer; or (iii) any material indenture or contract to which the Issuer is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Issuer.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Issuer; (ii) result in the acceleration of any material indenture or contract to which the Issuer is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Issuer or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Issuer, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Issuer's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e)   The Issuer shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Issuer is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Issuer has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Issuer with respect to the Crowd SAFE.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Issuer and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Issuer regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Issuer or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Issuer is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Issuer, and that the Issuer has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) The Investor is not (i) a citizen or resident of a geographic area in which the purchase of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Issuer. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, purchase and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Issuer has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Issuer questions about its business plans, "Risk Factors," and all other information presented in the Issuer's Form C and the offering documentation filed with the SEC.

(l) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Issuer are subject to the same restrictions and the Issuer uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Issuer may impose stop transfer instructions with respect to the Investor's registrable securities of the Issuer (and the Issuer shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Issuer (and the shares or securities of the Issuer held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE ISSUER'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Issuer to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Issuer of the proposed disposition and shall have furnished the Issuer with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Issuer, the Investor shall have furnished the Issuer with an opinion of counsel reasonably satisfactory to the Issuer that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Issuer's competitors, as determined by the Issuer in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE (**"Transfer"**) in accordance with this

Section 5, the investor accepting transfer (**"Transferee"**) must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer (**"KYC"**) and anti-money laundering (**"AML"**) policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

       (g)   The Investor understands and agrees that the Issuer will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Issuer's charter or bylaws, any other agreement between the Investor and the Issuer or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

       (a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

       (b)   This Crowd SAFE contemplates the potential tokenization of this instrument and any equity securities that may be issued upon conversion of this SAFE. The Issuer may, in its sole discretion, tokenize this SAFE and the underlying equity securities as separate blockchain tokens (**"Tokens"**) on a blockchain network. The Investor acknowledges and consents to the potential tokenization of this SAFE and the underlying equity securities, and agrees to abide by any terms and conditions related to the Tokens as set forth by the Issuer.

       (c)   The Investor agrees to take any and all actions determined in good faith by the Issuer's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

       (d)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Issuer and the Investor, or (ii) the Issuer and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE). Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Issuer or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive purchase rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Issuer's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Issuer may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Issuer's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Issuer's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Englewood Cliffs, New Jersey. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Issuer must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

AIMR Analytics, Inc.

By:
Name: Adriel Tam
Title: Chief Executive Officer
Address: 333 Sylvan Ave, Ste. 201, Englewood Cliffs, NJ 07632
Email: adriel@advisorcheck.com

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby designated and appointed to act for and on behalf of the Investor as Investor's nominee, agent and proxy in all respects under the Crowd SAFE Series 2023 issued by AIMR Analytics, Inc. (the "**SAFE**") and any securities which may be issuable to Investor upon conversion of the Security (the "**Conversion Securities**" and together with the SAFE, the "**Securities**"). Nominee is expressly authorized to perform such acts, and execute such documents, agreements and instruments, for and on behalf of Investor and in the Investor's name, reasonably deemed necessary in Nominee's sole discretion without Investor's consent to any of the following:

(1)   cause, at any time hereinafter, the title to any Security to be held of record by (such holder, the "**Custodian**") a corporation, partnership, a trust (whether or not the trustees are named) or other organization or by one or more qualified persons as trustees, custodians or any other fiduciary capacity with respect to a single trust, estate or account, in each case, of the Nominee's sole discretion ("**Custodial Conversion**") for the benefit of the Investor;

(2)   in connection with any conversion of the SAFE into Conversion Securities of the Issuer, execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the SAFE into Conversion Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other SAFEs of the same class issued by the Issuer that will convert in connection with the Equity Financing, Liquidity Event, Dissolution Event or other corporate event ("**Transactional Conversion**");

(3)   receive all notices and communications on behalf of the Investor from the Issuer concerning any Securities;

(4)   vote at any meeting or take action by written consent in lieu of a meeting, or otherwise consent, confirm, approve or waive any rights, as a holder of any Securities, in each case, in all respects thereto (without prior or subsequent notice to the Investor) consistently with the majority of the voting power of class of securities the Equity Securities (the "**Nominee Designee**"); *provided,* the Nominee shall have no obligation to vote or take any other action consistent with the Nominee Designee as to the engagement or termination of the Custodian;

(5)   in connection with any Custodial Conversion and/or Transactional Conversion, open an account in the name of the Investor with a Custodian and allow the Custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor; *provided* Nominee will take reasonable steps to send notice thereof to the Investor, including by email, using the last known contact information of such Investor;

(6)   appoint any person, firm, or corporation to act as its agent or representative for the purpose of performing any function that Nominee is or may be authorized hereunder to perform; and

(7)   take any such other and further actions incidental to any of the above.

(the foregoing, collectively, the "**Nominee Services**"). Capitalized but undefined terms used in this Nominee Rider and Waiver shall have the meaning ascribed to them in the Security unless otherwise defined.

The Nominee shall not sell, transfer or assign the beneficial interest in any Security to any third-party without the Investor's written consent. Investor covenants and agrees to take all necessary actions and perform such functions as necessary to ensure Nominee receives prompt and timely responses to enable Nominee to perform Nominee Services.

Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, members, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Notwithstanding anything to the contrary, the Nominee may render Nominee Services at its sole option and until the termination hereof, which shall occur upon the earliest of: (1) the SAFE or any Conversion Security is (i) terminated or (ii) registered under the Exchange Act; (2) a Custodial Conversion; (3) the Nominee, the Investor and the Issuer mutually agree to terminate the Nominee Services, and (4) the Nominee provides notice of termination at least 7 days in advance to the Investor and the Issuer. Upon any such termination, the Nominee shall have no further obligations hereunder.

This Nominee Rider and Waiver shall be binding upon the Nominee and the Investor and inure to the benefit of and bind their respective assigns, successors, heirs, executors, beneficiaries, and administrators.

To the extent you provide the Issuer with any personally identifiable information ("PII") in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Custodian, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

[REMAINDER LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **NOMINEE:**

                                                                Republic Investment Services LLC

By: By:

Name: Name: Antonio Namwong, President

Date: Date:

ISSUER:

AIMR Analytics, Inc.

By:

Name: Adriel Tam, Chief Executive Officer

Date:

EXHIBIT C

Video Transcript



Main AdvisorCheck Video

Hi my name is Adriel and I'd like to introduce you to AdvisorCheck. AdvisorCheck is the platform that is revolutionizing and disrupting the wealth management industry.

The problem with our industry today is the lack of transparency and accountability. Billions of dollars are lost every single year to fraud, misconduct, questionable competence, and poor service. Well, we're here to change that.

We're building a data-driven platform that will allow investors of all sizes to research, compare and connect with advisors in a safe and easy to use plan.

Our goal is to elevate the industry and shine a light on both the bad advisors out there as well as the great advisors truly helping their clients achieve their dreams.

Only launched in February of this year, we are now seeing over 100,000 visitors a month coming to our site to research advisors.

I invite you to join us and become a part of our story as we're leveling the playing field for every investor and raising the bar for the financial services industry.

Your investment is not just in a company, but in a movement.

A movement to bring transparency to all. Become part of the disruption. Let's level the playing field together. Join the movement.

Hi, my name is Julie Zwissler and I am an investor in AdvisorCheck. When I first heard about AdvisorCheck. I thought, wow, what a great idea, it's like a Carfax for financial advisors. And you could go to a one stop shop where they could give you all the research, the reliable introductions.

This is something that people really need. A lot of people are scared to invest. They have worked all these years to save all this money and what's more important than having a reliable resource to manage your retirement fund?

So I wholly believe in what AdvisorCheck is doing.

Hello, my name is Augustine Hong. I'm an investor, and a seasoned business executive. It's probably the most comprehensive, user-friendly, background due diligence platform you can find out there.



There's not one platform of this nature that's built for the consumers. And that's travesty.

It's scalable and the scalability that is exponential, not incremental. And these are the sort of factors that get investors like me excited.

Hi, my name is Jenny. What do I love about AdvisorCheck? I love how AdvisorCheck empowers the everyday investor like you and me with powerful information to evaluate an advisor's background history, their credentials, and what red flags to look out for.

We're growing. We need your voice, your support, your investment, and perhaps your talent.

We invite you to connect with us. Help own the narrative. Join The movement.

We did and we can't wait to transform the industry together.

Invest now - join the movement.

A movement to have easy access to reliable information.

A movement to empower every voice.

A movement to help you gain true peace of mind.

A movement to provide you the most up-to-date information about your financial advisor.

The movement so you can have honest and open conversations with your financial advisor.

Join the movement.



Culture Video

Hi my name is Adriel. I used to be a financial advisor and work in an office just like this.

I got lucky in 2021 and sold my company to private equity, but I learned three things.

One, I don't like wearing a tie.

Two, it takes great people to make something impactful.

And three, in order to change conventional thinking. You got to disrupt.

That's what we're doing at AdvisorCheck.

We're building the first data-driven platform that is bringing transparency and accountability to the wealth management industry.

But you know what? It takes great people to build something extraordinary, so I'd like to introduce you to some of the wonderful people here, advisor check.

Come on.

Hi my name is Leonard Kim and I'm the director of marketing over here at AdvisorCheck. As you can tell I'm not the best um hacky sack player. And before working here, I used to work at USC's medical enterprise. We decided to make a movement for transparency within our organization and empower the patients so their voice could be heard. They were able to share the good, the bad and the ugly. And what that did is it helped us weed out the bad actors within the organization and reward the great physicians and the great nurses and the staff that were doing amazing. What that did for revenue? It shot us to over a billion dollars, which was absolutely amazing. So what we're doing is the exact same thing for the financial services industry over here at AdvisorCheck.

As you can see, soccer may not be my sport, but leading advisor relations at AdvisorCheck is.

I love how AdvisorCheck connects consumers with some of the best advisors in industry and safeguards them against some of the bad actors in the business.

Consumers need AdvisorCheck for protection, for Peace of Mind and to become more financially savvy.



It has been invaluable for my family and the best advisors want to see AdvisorCheck Continue to grow. Exponentially to elevate the industry.

Missed it by that much.

Hi, my name is Dan. I'm chief operating officer of AdvisorCheck. I've been involved in the investment and financial services industry for nearly 30 years and during this time I've witnessed an unfair playing field with the individual investors. I joined AdvisorCheck to change all of that.

So you may have noticed that we didn't hire the best athletes, but we did hire the best people, the most talented hard working and committed to transparency. Come join the movement.

A movement to give you a voice. (Leonard)

A movement to increase YOUR trust and grow the entire marketplace. (Adriel)

A movement to bring financial literacy to all. (Leonard)

A movement that CREATES a safer and easier way for YOU to work with a financial professional. (Jenny)

Bloopers:

Well AdvisorCheck is solving these problems and is creating a transformational movement. A movement for transparency for every consumer. A movement to empower every investor. A movement to become a unicorn!!!

Once you found that advisor, how do you ensure that that relationship is everything you want and expect it to be for the life of that advisor? How many times can I say advisor?

Nyah!

Well, as you can tell, I'm not that great at hacky sack and before working here, Oh my name. Is Leonard, by the way.

Well, that's what we're doing at Advisorcheck. We're taking A, a….

Ughh! Like that? yeah.

Instead of being scared about all this financial jargon. Sometimes I feel like they created the site for me.



Advisor Testimonial Video

00:00:00:00 - 00:00:30:27

Unknown

Hi, my name is Mary Ann Ferreira. After 20 years as a Certified Financial Planner in over 35 years in the financial industry, I retired a few months ago. In my experience, one of the most important things to establish with prospects and clients was the building of trust. So clients are confident that we as advisors are listening to their unique needs, values and risk tolerance, and also providing them with a comprehend financial plan for their future.

00:00:30:27 - 00:00:52:03

Unknown

AdvisorCheck is a much needed instrument which enables investors to gain that trust with their advisor. AdvisorCheck provides transparency by compiling comprehensive data on advisors so investors can research and evaluate various advisors and choose an advisor who meets their financial needs.

00:00:52:03 - 00:01:06:01

Unknown

An example of where AdvisorCheck would have been helpful is when I had a referral for a couple who had retired early. They were referred to me after losing half of their savings from investing with a previous advisor.

00:01:06:01 - 00:01:12:18

Unknown

That advisor was not transparent and they lost money even though the market was in a rising environment.



00:01:12:18 - 00:01:34:12

Unknown

Needless to say, they were very hesitant in engaging with a new advisor. Took many meetings and a few months before we could start building trust. If I had had a tool like AdvisorCheck, it would have been helpful in sharing my background and regulatory information and giving my clients the peace of mind that they deserved.



User Video

00:00:00:00 - 00:00:02:13

Unknown

Greetings. My name is Serguei.

00:00:02:13 - 00:00:07:27

Unknown

I am planning on entering my retirement in the very near future.

00:00:07:27 - 00:00:29:00

Unknown

Here is my AdvisorCheck story. A few weeks back, I was recommended a financial advisor, and I had an initial phone conversation with him, and I kind of liked him, but I wanted to make sure that I check all the boxes in terms of my due diligence.

00:00:29:02 - 00:00:34:11

Unknown

And serendipitously I came across the website of AdvisorCheck.

00:00:34:11 - 00:00:46:09

Unknown

I liked the interface. It was clean. It was visually appealing. And AdvisorCheck was offering a free background check report.

00:00:46:09 - 00:00:48:13

Unknown

Who doesn't like a freebie? Right.

00:00:48:13 - 00:00:54:05



Unknown

So I've submitted a request, filled out the online form

00:00:54:05 - 00:01:03:03

Unknown

and the report came back real quick, literally within maybe half an hour to an hour or so.

00:01:03:05 - 00:01:17:14

Unknown

The advisors profile was pretty detailed, had information about his employment, his credentials, his education, his track record, and the background check report was also pretty detailed and informative.

00:01:17:14 - 00:01:35:09

Unknown

What was of primary importance to me were any indications of fraud, fraudulent activity and bankruptcy. Because what kind of a financial advisor, or planner could this person be if they had a bankruptcy or two or three or more?

00:01:35:09 - 00:01:41:25

Unknown

To my satisfaction, the background check came back practically 99% clean.

00:01:41:25 - 00:01:54:06

Unknown

It was again detailed and comprehensive, and the only minor to yellow flag, if you would, was a traffic violation or ticket a few years back, which again in my mind

00:01:54:06 - 00:01:56:18

Unknown

was of very little importance.



00:01:56:18 - 00:02:01:06

Unknown

So what AdvisorCheck gave me was peace of mind,

00:02:01:06 - 00:02:07:02

Unknown

the ability to develop a relationship with someone that I would trust and rely upon.

00:02:07:05 - 00:02:21:04

Unknown

And that's where I see the value of AdvisorCheck. An added value would be the ability to monitor my a financial advisor's track record

00:02:21:04 - 00:02:22:17

Unknown

in the future and

00:02:22:17 - 00:02:25:13

Unknown

periodically get some indication of

00:02:25:13 - 00:02:27:10

Unknown

any changes in his profile.

00:02:27:10 - 00:02:30:13

Unknown

I like it. I think that I will subscribe.

00:02:30:13 - 00:02:35:01



Unknown

And again, who wouldn't like a freebie initially?

00:02:35:01 - 00:02:37:05

Unknown

So that's my story and I stand by it.



How To Use AdvisorCheck Video

00:00:00:00 - 00:00:17:09

Unknown

Hi, my name is Jenny and welcome to AdvisorCheck, the platform that is bringing transparency to the financial wealth industry. I'm going to walk you through what it's like for a typical user when they come to our site. When you come to our site, you're going to first want to start with the search. Now you can search for your advisor's name.

00:00:17:12 - 00:00:36:22

Unknown

You can type in location and search for advisors that way, or you can type in by firm and search for advisors by a specific firm. Someone gave me a referral, so I'm going to type in her name right here. And her name is Winnie Sun, and, her profile comes up right here and I click View Profile and this takes me to her public page.

00:00:36:25 - 00:00:59:21

Unknown

So right away I can see that she works for Sun Group Wealth Partners. She worked for three other advisory firms in the past, one of them being Morgan Stanley. She's passed the following exams and it looks all current... Her registrations and licenses. She has other businesses and those are outlined right here. We also have a section here that's called disclosures.

00:00:59:23 - 00:01:07:29

Unknown

And before working with any financial advisors, it's really important that you know, whether or not they have disclosures and if they do, whether or not you're comfortable with

00:01:07:29 - 00:01:21:29

Unknown



those disclosures on their records. And as you continue to scroll down, you'll see a bio from your advisor. You get to learn a little bit more about them, connect with them before you meet. Here,

00:01:21:29 - 00:01:47:08

Unknown

we have services offered, ideal client, and my areas of expertise, so this really helps you to know if you're working with the right advisor and they're going to meet your needs. Right here, we talk about our monitoring and our reports. And AdvisorCheck really

wants to ensure that the financial advisor that you work with, that you're planning to work with, provides you with the peace of mind that your money is in safe hands, right?

00:01:47:08 - 00:02:10:15

Unknown

So that's why we offer these comprehensive background checks that cover nine key categories, and we'll learn more about that when we log in. As you continue to scroll down, you'll see where she's registered, what states, more information on the firm, some videos on her firm, and as you see here on the right, you'll see that here's all of her social media links and website links.

00:02:10:17 - 00:02:31:02

Unknown

You can connect with her either by email or by phone, what languages she speaks and where she's located. But you'll also see this red button here that says Get AdvisorCheck Report. And if you want true peace of mind, you're going to want to order one of these reports. Again, this covers nine key categories about your advisor. So let's click on and sign in and become a member.

00:02:31:02 - 00:02:34:02

Unknown

I already have an account, so I'm just going to sign myself in.

00:02:34:02 - 00:02:50:05

Unknown



And here's what our member dashboard looks like. So over here on the left, you'll see an overview of what it looks like. Here. You can search while in the dashboard. You can also use any of these filters when you're searching for an advisor. Here, it shows all the saved advisors.

00:02:50:07 - 00:03:07:21

Unknown

So as you're searching, you can save advisors as you go. You can also compare up to three advisors at one time. And I have Winnie Sun in my comparison, and I also chose two other advisors to look at that were also referred to me. And as I scroll down here, I can see what type of advisor

00:03:07:21 - 00:03:09:04

Unknown

that they are.

00:03:09:06 - 00:03:13:24

Unknown

I can see where they're located, if they have any disclosures. Thankfully, none of them do. Their

00:03:13:24 - 00:03:30:21

Unknown

Years, years of experience… So that's something you might want to uhh take uhh and take into account when you're looking for an advisor, the number of firms that they work, for their exams, credentials. Here's more information about the firm, such as the average account size, assets under management,

00:03:30:23 - 00:03:54:12

Unknown

total clients that they have, total employees. So lots and lots of great information. As you scroll down here that you can compare. Now, let's look at these AdvisorCheck Reports. I'm going to click here and if you order any AdvisorCheck Reports, this is where they'll appear. And I'm going to go to Bernie Madoff's, which is right here.

00:03:54:13 - 00:04:08:23



Unknown

As you can see, he has five or potential red flags and four unknowns. And we cover nine key categories that I talked about before, from global sanctions to criminal records, bankruptcies, prison records on file, sex offender records and

00:04:08:23 - 00:04:15:09

Unknown

Multiple, multiple Social Security numbers. So let's click on a few of these. So here's some of his criminal records.

00:04:15:12 – 00:05:04:00

Unknown

So as filed by the federal courts of New York, this was for security fraud, fraudulent activities, wire fraud, money laundering. So it really details out all the cases against him. And that's just one section. Let's look at bankruptcies. You can see that Bernie filed for bankruptcy several times, where he filed, and all the details around his bankruptcies. And then if he did have any sex offender records on him or if he was trying to impersonate someone, that what, that type of information would appear here. In the future,

00:05:04:00 - 00:05:18:23

Unknown

we'll be releasing monitoring and enhanced monitoring services. So you'll be one of the first people to know if there's any changes to your advisor's profile, whether that's criminal activity, customer disputes through disclosures, firm changes, registration and licensing and more. We will also be releasing customer pop, so you can read for yourself any positive or negative reviews and hopefully avoid some of those bad actors.

00:05:27:11 - 00:05:48:16

Unknown

Thank you for taking the time to learn more about our site. If you're ever in the market for a financial advisor or you currently are working with one, I encourage you to check out our site and order an AdvisorCheck Plus report on them. You'll not only learn more about them at this point in time, but you can monitor them throughout your working relationship so you can ensure that you have peace of mind with your investments.



00:05:48:19 - 00:05:50:03

Unknown

Thanks.

EXHIBIT D

Testing the Waters Communications



WEEK 1 TOTAL, WEEK 1 OF PRELAUNCH

Email 1: AdvisorCheck*: The Journey So Far*

Greetings Members,

We are excited to announce another small but seminal step in our build journey to "empower investors with tools and capabilities to drive marketplace <u>transparency</u> and <u>accountability</u>." With your support, you are helping us create a *consumer-based "movement"* to level the playing field for everyday investors to connect with financial advisors in an honest and open environment. We believe it's time for all of us to help transform the $60 billion financial services marketplace plagued by complex and confusing regulations and industry practices that do not prioritize the needs of everyday investors.

Since our launch, we have:
1. *Achieved monthly new visitor count of over 100 thousand visitors.*
2. *Brought in over 3,500 new AdvisorCheck members and 300 financial advisors to the platform.*
3. *Climbed from a brand-new website that was ranked 6,437,935 globally to 924,395.*
4. *Climbed from 3 million to 152,205 domestically and are now currently ranked 2,151 in the finance category, all achieved in our first 11 months.*

Thank you for your support – we certainly couldn't have reached these monumental milestones without you! Your participation in helping create this consumer "movement" invariably leads to our seminal next step.

Our partnership with [Republic](#), a leading investment platform, will now allow you to "own the movement." We will be launching an investment campaign on Republic giving you the opportunity to invest in AdvisorCheck. Our founding principle to make the platform about the consumers will now take on multiple meanings.

Click below for more information:
1. [About Republic](#)
2. [Why Invest?](#)
3. [Check out some current offerings](#)

With more growth on the horizon, we couldn't be more pleased to share this news. In the coming weeks, you'll hear more from us on what this sort of investment means, and you'll learn how you can be a part of our growth journey!

Best,
Adriel Tam


WEEK 2 TOTAL, WEEK 2 OF PRELAUNCH
Email 2: Intro to Investing in AdvisorCheck

Hi {Investor},

Angel investing was previously available to only the wealthiest 3 percent of the population. Here at AdvisorCheck, we want to give everyone a chance to potentially profit like the "Angels" and invest in an opportunity that can transform the future of investing. To do that, we are hosting a Reg CF investment campaign on [Republic](), a leading private investment platform. When you invest in our offering, you are investing in a [Crowd SAFE](). A Crowd SAFE is an investment contract between investors and companies looking to raise capital. Individuals make investments for the chance to earn a return — in the form of equity in the company or a cash payout — if the company is acquired, goes public, or sells all of its assets. Investors using the Crowd SAFE get a financial stake in the company through the conversion mechanism in the agreement. Your return depends on your investment amount, the company's exit evaluation (how much the company is worth if and when a conversion event occurs), and the terms of the Crowd SAFE.

So join us and own the movement to create a safer, easier and more effective way for everyday investors to make smart advisor selection decisions. Help us build tools and capabilities to empower investors to drive marketplace transparency and advisor accountability.

If you have any questions, please reach out to us by responding to this email. We'd welcome the opportunity to share more... And how we can collectively create a "reimagined" financial marketplace to connect with honest advice.

Best,

Adriel Tam



WEEK 3 TOTAL, WEEK 3 OF PRELAUNCH
Email 3: Hear from the founders of AdvisorCheck

Hi {Investor},

Are you excited about the opportunity to take part in driving "transparency and advisor accountability" in the financial marketplace? Help us level the playing field for the 145 million investors searching for honest and sound financial advice. We are building tools and capabilities to empower the investors to demand more in their current and prospective advisors.

On January 24, 2024, you will have a chance to get up close and personal. We'll be hosting a webinar where you can hear from our founders' driving inspiration behind the venture and why we'd love to have you share in our success by investing!

RSVP here. We hope to see you soon!

Best,
Adriel Tam/AdvisorCheck